May 14, 2021

Via EDGAR:

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Landstar System, Inc.

Form 10-K for the Fiscal Year Ended December 26, 2020

Filed February 23, 2021

File No. 000-21238

Dear Mr. Hiller:

On behalf of Landstar System, Inc. (the “Company”), we acknowledge receipt by the Company of the letter dated April 14, 2021 (the “Comment Letter”) of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission regarding the above referenced Annual Report on Form 10-K of the Company.

As noted in my voicemail dated May 13, 2021, the Company is working to respond to the Comment Letter but will require additional time to consider and respond to the Staff’s comment, including in order to complete the requisite review and consideration by the Company’s Audit Committee. Accordingly, as noted in my voicemail, the Company is requesting an extension to May 21, 2021.

We are grateful for the Staff’s accommodation in this matter. If you have any questions regarding this letter, please do not hesitate to call Steve Slutzky at (212) 909-6036 or Ben Pedersen at (212) 909-6121.

Best Regards,

/s/ Steven J. Slutzky

/s/ Benjamin Pedersen

cc:	James Todd, Vice President & Corporate Controller

Michael K. Kneller, Vice President, General Counsel and Secretary

Mark Wojciechowski, Division of Corporation Finance

Karl Hiller, Division of Corporation Finance